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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above);

     [ ]  MERGER

     [ ]  LIQUIDATION

     [X] ABANDONMENT OF REGISTRATION (Note: Abandonments of Registration answer ONLY question 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     First Penn-Pacific Variable Life Insurance Separate Account.

3.   Securities and Exchange Commission File No.:

     Files No. 333-31116; 811-09827; CIK 0001107600

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X] Initial Application    [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     First Penn-Pacific Life Insurance Company
     10 N. Martingale Road
     Schaumburg, Illinois 60173


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6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Jeremy Sachs
     Assistant Vice President and Senior Counsel
     The Lincoln National Life Insurance Company
     350 Church Street
     Hartford, Connecticut 06103
     (860) 466-1465

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Investment Company Act of 1940 (the "ACT") [17 CFR 270.31a-1, .31a-2]:


     First Penn-Pacific Life Insurance Company
     10 N. Martingale Road
     Schaumburg, Illinois 60173
     1-800-323-3101

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE
           THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

     [ ]    Management company;

     [X]    Unit investment trust; or

     [ ]    Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ]                                 Open-end        [  ]      Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts);

     Indiana.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     None. The First Penn-Pacific Variable Life Insurance Separate Account consists of



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     various Sub-Accounts each of which invests in a single Portfolio. The
     Separate Account does not have an adviser.



12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     First Penn-Pacific Securities, Inc.
     10 N. Martingale Road
     Schaumburg, Illinois 60173

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

          First Penn-Pacific Life Insurance Company
          10 N. Martingale Road
          Schaumburg, Illinois 60173

     (b)  Trustee's name(s) and address(es):

          There is no Trustee for the First Penn-Pacific Variable Life Insurance Separate Account.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

     [ ] Yes                              [X] No*

     * The First Penn-Pacific Variable Life Insurance Separate Account IS ITSELF an insurance company separate account.

     If Yes, for each UIT state:
             Name(s):

             File No.: 811-_______

             Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X] Yes            [ ] No

             If Yes, state the date on which the board vote took place:

             February 15, 2002


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     (b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ] Yes              [X] No

          If Yes, state the date on which the shareholder vote took place:

          If No, explain:

          Since no insurance policies were sold pursuant to this registration, there are no contract owners.

II.  DISTRIBUTIONS TO SHAREHOLDERS

     NOT APPLICABLE.

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [ ] Yes                 [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

     (b)  Were the distributions made on the basis of net assets?

          [ ] Yes                 [ ] No

     (c)  Were the distributions made PRO RATA based on share ownership?

          [ ] Yes                 [ ] No

     (d) If No to (b) or (c) above, describe method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  LIQUIDATIONS ONLY:

          Were any distributions to shareholders made in kind?

          [ ] Yes                 [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


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17.  CLOSED-END FUNDS ONLY:

     Has the fund issued senior securities?

     [ ] Yes                 [ ] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [ ] Yes                 [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?
     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes                 [ ] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

     NOT APPLICABLE.

20.  Does the fund have any assets as of the date this form is filed?

            (SEE QUESTIONS 18 ABOVE)

     [ ] Yes                 [ ] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

      [ ] Yes                 [ ] No


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21.  Does the fund have any outstanding debts (other than face amounts certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes                 [ ] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

     NOT APPLICABLE.

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

     (i)  Legal expenses:

     (ii) Accounting expenses:

     (iii) Other expenses (list and identify separately):

     (iv) Total expenses (sum of lines (i)-(iii) above):

     (b)  How were those expenses allocated?

     (c)  Who paid those expenses?

     (d)  How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes                 [ ] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes                 [X ] No*

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     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     * There are currently no pending legal proceedings which would affect the First Penn-Pacific Variable Life Insurance Separate Account.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [  ] Yes              [X ] No

     If Yes, describe the nature of the extent of those activities:

VI.  MERGERS ONLY

     NOT APPLICABLE.

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-_____________

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8(f) application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of First Penn-Pacific Variable Life Insurance Separate Account;
(ii) he is a Vice President of First Penn-Pacific Life Insurance Company; and
(iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8(f) application have been taken. The undersigned also states that the facts set forth in this Form N-8(f) application are true to the best of his knowledge, information and belief.

                                    FIRST PENN-PACIFIC LIFE INSURANCE COMPANY


                                    By:          /s/ Gary W. Parker
                                         ---------------------------------------
                                           Gary W. Parker
                                    Its:   Vice President

Date:    March 11, 2002